

Mr. Lee Adrean
Chief Financial Officer
Equifax, Inc.
1550 Peachtree Street, N.W.
Atlanta, GA 30309

July 21, 2009

Re: Equifax, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009

Dear Mr. Adrean:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director